SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust – 20-5578170
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,490,500 – See Item 5
	9	SOLE DISPOSITIVE POWER 25,362,610
	10	SHARED DISPOSITIVE POWER 0 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,490,500 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5%
14	TYPE OF REPORTING PERSON* OO

Introductory Note

     This Schedule 13D Amendment No. 2 amends and supplements the Schedule 13D (as amended by Amendment No. 1, the “Schedule 13D”) filed by The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”) on August 11, 2009 in which the Trust disclosed the acquisition of 36,981,480 shares (the “Trust Shares”) of common stock, par value $0.01 per share (“Issuer Common Stock”) of Armstrong World Industries, Inc., a Pennsylvania corporation (the “Corporation”), under the Fourth Amended Plan of Reorganization, as Modified, dated February 21, 2006 (the “Plan of Reorganization”), of the Corporation.

     All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

     This Amendment No. 2 is being filed by the Trust to amend Items 4 and 5 for purposes of reporting certain transactions in Issuer Common Stock.

Item 4.  Purpose of Transaction.

     This Amendment amends and supplements Item 4 of the Schedule 13D by adding the following after the last paragraph under the heading “Sales”:

“On December 7, 2012, the Underwriters exercised in full their option to purchase an additional 177,539 shares of Issuer Common Stock from TPG and an additional 602,461 shares of Issuer Common Stock from the Trust, in each case for a cash purchase price of $48.96 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711).  The sale closed on December 12, 2012.”

Item 5.  Interest in Securities of Issuer.

     (a)  See Item 4.

     (b)  See Item 4.

     (c)  See Item 4.

     (d)  See Item 4.

     (e)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 12, 2012

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

By:	*
Name
Title

/s/Edward E. Steiner
*By:	Edward E. Steiner, as Attorney-in-Fact